Exhibit 99.1

Baozun Announces First Quarter 2023 Unaudited Financial Results

SHANGHAI, China, May 25, 2023 - Baozun Inc. (Nasdaq: BZUN and HKEX: 9991) (“Baozun”, the “Company” or the “Group”), a leading brand e-commerce solution provider and digital commerce enabler in China, today announced its unaudited financial results for the first quarter ended March 31, 2023.

Mr. Vincent Qiu, Chairman and Chief Executive Officer of Baozun, commented, “I am excited about the transformation roadmap we have lined up for the next three years. During the quarter, Baozun e-Commerce (“BEC”) has shown business resilience while progressing sustainable growth strategy. The early progress in Baozun Brand Management (“BBM”) reflects our high-quality execution and agility, and Baozun International (“BZI”) is also taking shape. For the long term, the expansion of Baozun group into three divisions – BEC, BBM and BZI, is aimed at creating a virtuous ecosystem in which each division brings value to the others. Leveraging the healthy ecosystem, we are committed to provide the most comprehensive one-stop services for our brand partners. We extend our sincere thanks to our employees, brand partners, and shareholders for their continuous support and look forward to delivering more value in the years to come.”

Mr. Arthur Yu, Chief Financial Officer of Baozun and President of Baozun e-Commerce, commented, “Benefiting from a higher mix of value-added services revenue and continuous cost optimization in recent quarters, BEC achieved better year-over-year profits, with triple-digit growth in non-GAAP operating income and improved operating cash flows in the first quarter of 2023. BBM generated product sales revenue of RMB189.0 million and significantly lower operating losses in the quarter, marking a solid start for our new journey. Looking ahead, while consumption will likely take time to fully recover, brand partners’ willingness to invest in China remains unaffected. With the implementation of our strategic initiatives, we are confident in our long-term growth prospects.”

First Quarter 2023 Financial Highlights

●	Total net revenues were RMB1,887.8 million (US$[1] 274.9 million), a decrease of 4.9% year-over-year.

●	Loss from operations was RMB40.6 million (US$5.9 million), compared with RMB41.2 million in the same quarter of last year. Operating margin was negative 2.2%, compared with negative 2.1% for the same period of 2022.

●	Non-GAAP loss from operations[2] was RMB9.7 million (US$1.4 million) while non-GAAP income from operations was RMB4.7 million in the same quarter of last year. Non-GAAP operating margin was negative 0.5%, compared with 0.2% for the same period of 2022.

●	Net loss attributable to ordinary shareholders of Baozun Inc. was RMB83.5 million

1 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.8676 to US$1.00, the noon buying rate in effect on March 31,2023 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

2 Non-GAAP income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill, loss on variance from expected contingent acquisition payment, and cancellation fees of repurchased ADSs and returned ADSs. (US$12.2 million), compared with RMB122.4 million for the same period of 2022.

●	Non-GAAP net loss attributable to ordinary shareholders of Baozun Inc.[3] was RMB13.1 million (US$1.9 million), while non-GAAP net income attributable to ordinary shareholders of Baozun Inc. was RMB1.2 million for the same period of 2022.

●	Basic and diluted net loss attributable to ordinary shareholders of Baozun Inc. per American Depositary Share (“ADS[4]”) were both RMB1.42 (US$0.21), compared with both RMB1.87 for the same period of 2022.

●	Basic and diluted non-GAAP net loss attributable to ordinary shareholders of Baozun Inc. per ADS[5] were both RMB0.22 (US$0.03), respectively, compared with basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS both RMB0.02 for the same period of 2022.

●	Cash and cash equivalents, restricted cash, and short-term investments totaled RMB2,901.6 million (US$422.5 million), as of March 31, 2023.

Reconciliations of GAAP measures to non-GAAP measures presented above are included at the end of this results announcement.

Business Highlights

Baozun e-Commerce, or “BEC”

Baozun e-Commerce includes our China e-commerce businesses, such as brands’ store operations, customer services and value-added services in logistics and supply chain management, IT and digital marketing. During the quarter, luxury and fast moving consumer goods categories delivered double digit growth, benefiting from a gradual consumption recovery throughout the quarter.

We continued to make progress in value-added services by refining user experience and driving user engagement to help our brand partners build long-term commerce strategies. We promoted innovative services, such as digitalization upgrades, data-security enhancement, omni-channel data intelligence, AI customer services and consumer journey rebuild, as well as centralized retail warehouse management. During the quarter, our value-added services revenue, including revenues from logistics and supply chain management, IT and digital marketing services, grew by low single digit year-over-year on a like-to-like basis6.

3 Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. is a non-GAAP financial measure, which is defined as net income (loss) attributable to ordinary shareholders of Baozun Inc. excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, loss on variance from expected contingent acquisition payment, cancellation fees of repurchased ADSs and returned ADSs, fair value loss on derivative liabilities, loss on disposal of subsidiaries and investment in equity investee, and unrealized investment loss.

4 Each ADS represents three Class A ordinary shares.

5 Basic and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS are non-GAAP financial measures, which are respectively defined as non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating basic and diluted net income (loss) per ordinary share multiplied by three, respectively.

6 Like-to-like basis comparation to exclude the warehouse and logistics revenues of RMB56.9 million from Baobida, a logistics subsidiary that the Company disposed in the third quarter of 2022.

Omni-channel expansion remains a key theme for our brand partners. Gross Merchandise Volume (GMV)7 generated from non-TMALL marketplaces and channels accounted for approximately 49% of total GMV during the quarter, compared with 40% for the same period of 2022. By the end of the first quarter, approximately 44% of our brand partners engaged with us for store operations of at least two channels, compared with 38% a year ago.

Baozun Brand Management, or “BBM”

Baozun Brand Management engages in holistic brand management, including strategy and tactic positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics and technology empowerment, to leverage our portfolio of technologies into longer and deeper relationships with brands. Currently, BBM mainly comprises of product sales revenue of Gap Shanghai, a business we acquired on February 1, 2023. Product sales of BBM for February and March totaled RMB189.0 million.

As 2023 is a transitional and preparation year for Gap Shanghai, our top priorities are ensuring a smooth post-acquisition transition, refining products and merchandizing strategies, and building supply chain infrastructures, as well as refinement of back-end systems, including talents and technologies to pursue our technology-empowered, China-for-China, and digitalized modern new retail.

First Quarter 2023 Financial Results

Total net revenues were RMB1,887.8 million (US$274.9 million), a decrease of 4.9% from RMB1,984.2 million in the same quarter of last year. The decrease in total net revenues was mainly due to a 29.9% decline in product sales of BEC during the first quarter of 2023, partially offset by the incremental contribution from product sales of BBM, a new line of service the Company launched in the first quarter of 2023.

Total product sales revenue was RMB666.1 million (US$97.0 million), compared with RMB680.8 million in the same quarter of last year, of which,

●	Product sales revenue of BEC was RMB477.1 million (US$69.5 million), a decrease of 29.9% from RMB680.8 million in the same quarter of last year. The decrease was primarily attributable to the Company’s optimization of its product portfolio in distribution model, especially in the category of electronics, and a general decline in consumption sentiment in China for personal-care appliances and electronics during the quarter.

The following table sets forth a breakdown of product sales revenues of BEC by key categories 8 for the periods indicated:

	For the three months ended March 31,
	2022		2023
	RMB	% of Net Revenues	RMB	US$	% of Net Revenues	YoY Change
	(In millions, except for percentage)
Product Sales of BEC
Appliances	351.3	17%	225.3	32.8	11%	-36%
Fast moving consumer goods	53.4	3%	66.6	9.7	4%	25%
Beauty and cosmetics	62.9	3%	66.5	9.7	4%	6%
Electronics	132.2	7%	43.6	6.3	2%	-67%
Others	81.0	4%	75.1	11.0	4%	-7%
Total net revenues from product sales of BEC	680.8	34%	477.1	69.5	25%	-30%

7 GMV includes value added tax and excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled.

8Key categories refer to the categories that accounted for no less than 10% of product sales revenues during the periods indicated.

●	Product sales revenue of BBM was RMB189.0 million (US$27.5 million), which currently mainly comprises of retail revenue from Gap Shanghai business, including both offline store sales and online sales.

Services revenue was RMB1,221.7 million (US$177.9 million), a decrease of 6.3% from RMB1,303.3 million in the same quarter of last year. The decrease was primarily due to a revenue reduction of RMB56.9 million from warehousing and fulfillment due to the disposal of a loss-making subsidiary during the third quarter of 2022.

The following table sets forth a breakdown of services revenues by business models for the periods indicated:

	For the three months ended March 31,
	2022		2023
	RMB	% of Net Revenues	RMB	US$	% of Net Revenues	YoY Change
	(In millions, except for percentage)
Services revenue
Online store operations	392.2	20%	364.1	53.0	19%	-7%
Warehousing and fulfillment	524.9	26%	487.3	70.9	26%	-7%
Digital marketing and IT solutions	386.2	20%	377.4	55.0	20%	-2%
Inter-segment eliminations [9]	-	-	(7.1)	(1.0)	0%	N/A
Total net revenues from services	1,303.3	66%	1,221.7	177.9	65%	-6%

Breakdown of total net revenues of online store operations of services by key categories 10 of services for the periods indicated:

	For the three months ended March 31,
	2022		2023
	RMB	% of Net Revenues	RMB	US$	% of Net Revenues	YoY Change
	(In millions, except for percentage)
Online store operations in Services revenue
Apparel and accessories	265.2	13%	255.6	37.2	14%	-4%
- Luxury	88.6	5%	99.0	14.4	5%	12%
- Sportswear	88.1	4%	88.9	12.9	5%	1%
- Other apparel	88.5	4%	67.7	9.9	4%	-24%
Others	127.0	7%	108.5	15.8	6%	-15%
Inter-segment eliminations[11]	-	-	(5.4)	(0.8)	-1%	N/A
Total net revenues from online store operations in services	392.2	20%	358.7	52.2	19%	-9%

9 The inter-segment eliminations mainly consist of revenues from digital marketing and IT services provided by BEC to Gap, a brand under BBM.

10 Key categories refer to the categories that accounted for no less than 10% of services revenue during the periods indicated.

11 The inter-segment eliminations mainly consist of revenues from store operation services provided by BEC to Gap, a brand under BBM.

Total operating expenses were RMB1,928.4 million (US$280.8 million), compared with RMB2,025.3 million in the same quarter of last year.

●	Cost of products was RMB505.1 million (US$73.5 million), compared with RMB595.7 million in the same quarter of last year. The decrease was primarily due to the decline in product sales volume, partially offset by the incremental cost of product related to Gap Shanghai, a subsidiary the Company acquired in the first quarter of 2023.

●	Fulfillment expenses were RMB567.6 million (US$82.7 million), compared with RMB629.4 million in the same quarter of last year. The decrease was primarily due to a reduction of RMB73.4 million in freight expenses resulting from the Company’s divesture of a subsidiary of its warehouse and supply chain businesses in the third quarter of 2022 and additional savings in customer services expenses resulting from the Company’s expanding use of regional service centers.

●	Sales and marketing expenses were RMB592.7 million (US$86.3 million), compared with RMB615.9 million in the same quarter of last year. The decrease was mainly due to less revenue from performance-driven digital marketing activities during the quarter, as well as efficiency improvement in staff cost to serve the Company’s brand partners.

●	Technology and content expenses were RMB114.9 million (US$16.7 million), compared with RMB105.3 million in the same quarter of last year. The increase was mainly due to the Company’s ongoing investment in technological innovation and productization, partially offset by the Company’s cost control initiatives and efficiency improvements.

●	General and administrative expenses were RMB163.2 million (US$23.8 million), compared with RMB90.6 million in the same quarter of last year. The increase was primarily due to an incremental expense related to Gap Shanghai, a subsidiary the Company acquired in the first quarter of 2023.

Loss from operations was RMB40.6 million (US$5.9 million), compared with RMB41.2 million in the same quarter of last year. Operating margin was negative 2.2%, compared with negative 2.1 % in the same quarter of last year.

Non-GAAP loss from operations was RMB9.7 million (US$1.4 million), compared with non-GAAP income from operations RMB4.7 million in the same quarter of last year. The loss was mainly due to the loss generated from Gap Shanghai, a subsidiary the Company acquired in the first quarter of 2023, which has been significantly narrowed on a comparable basis, offset by an improvement in profitability in BEC businesses. Non-GAAP operating margin was negative 0.5%, compared with 0.2% in the same quarter of last year.

Unrealized investment loss was RMB42.6 million (US$6.2 million), compared with RMB82.0 million unrealized investment loss in the same quarter of last year. The unrealized investment loss of this quarter was mainly related to the decrease in the trading price of Lanvin Group, a company successfully listed on the New York stock exchange in December 2022 that the Company invested in June 2021.

Net loss attributable to ordinary shareholders of Baozun Inc. was RMB83.5 million (US$12.2 million), compared with RMB122.4 million in the same quarter of last year.

Basic and diluted net loss attributable to ordinary shareholders of Baozun Inc. per ADS were both RMB1.42 (US$0.21), compared with both RMB1.87 for the same period of 2022.

Non-GAAP net loss attributable to ordinary shareholders of Baozun Inc. was RMB13.1 million (US$1.9 million), compared with non-GAAP net income attributable to ordinary shareholders of Baozun Inc. RMB1.2 million in the same quarter of last year.

Basic and diluted non-GAAP net loss attributable to ordinary shareholders of Baozun Inc. per ADS were both RMB0.22 (US$0.03), compared with basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS RMB0.02 for the same period of 2022.

Conference Call

The Company will host a conference call to discuss the earnings at 7:30 a.m. Eastern Time on Thursday, May 25, 2023 (7:30 p.m. Beijing time on the same day). All participants wishing to attend the call must preregister online before they can receive the dial-in numbers. Preregistration may require a few minutes to complete.

Participants can register for the conference call by navigating to https://register.vevent.com/register/BI08ccb378801d49babdd8d1d8a07992f6. Once preregistration has been completed, participants will receive dial-in numbers and a unique access pin.

To join the conference, simply dial the number you received after preregistering and enter your personal PIN, and you will join the conference instantly.

A live webcast of the conference call will be available on the Investor Relations section of Baozun’s website at http://ir.baozun.com. An archived webcast will be available through the same link following the call.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP income (loss) from operations, non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS, as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company defines non-GAAP income (loss) from operations as income (loss) from operations excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill, loss on variance from expected contingent acquisition payment, and cancellation fees of repurchased ADSs and returned ADSs. The Company defines non-GAAP operating margin as non-GAAP income (loss) from operations as a percentage of total net revenues. The Company defines non-GAAP net income (loss) as net income (loss) excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, loss on variance from expected contingent acquisition payment, cancellation fees of repurchased ADSs and returned ADSs, fair value loss on derivative liabilities, loss on disposal of subsidiaries and investment in equity investee, and unrealized investment loss. The Company defines non-GAAP net margin as non-GAAP net income (loss) as a percentage of total net revenues. The Company defines non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. as net income (loss) attributable to ordinary shareholders of Baozun Inc. excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, loss on variance from expected contingent acquisition payment, cancellation fees of repurchased ADSs and returned ADSs, fair value loss on derivative liabilities, loss on disposal of subsidiaries and investment in equity investee, and unrealized investment loss. The Company defines non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS as non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating net income (loss) per ordinary share multiplied by three.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. The Company believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc., and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS is that they do not reflect all items of income and expense that affect the Company’s operations. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP income (loss) from operations, non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS for the period should not be considered in isolation from or as an alternative to income (loss) from operations, operating margin, net income (loss), net margin, net income (loss) attributable to ordinary shareholders of Baozun Inc. and net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. The company encourages you to review the company’s financial information in its entirety and not rely on a single financial measure. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continues,” “ongoing,” “targets,” “guidance,” “going forward,” “looking forward,” “outlook” or other similar expressions. Statements that are not historical facts, including but not limited to statements about Baozun’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to Baozun’s filings with the United States Securities and Exchange Commission and its announcements, notices or other documents published on the website of The Stock Exchange of Hong Kong Limited. All information provided in this announcement is as of the date hereof and is based on assumptions that Baozun believes to be reasonable as of this date, and Baozun undertakes no obligation to update such information, except as required under applicable law.

About Baozun Inc.

Founded in 2007, Baozun Inc. is a leader in brand e-commerce service, brand management, and digital commerce service. It serves more than 400 brands from various industries and sectors around the world, including East and Southeast Asia, Europe and North America.

Baozun Inc. comprises three major business lines - Baozun e-Commerce (BEC), Baozun Brand Management (BBM) and Baozun International (BZI) and is committed to accelerating high-quality and sustainable growth. Driven by the principle that “Technology Empowers the Future Success”, Baozun’s business lines are devoted to empowering their clients’ business and navigating their new phase of development.

For more information, please visit http://ir.baozun.com.

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Wendy Sun

Email: ir@baozun.com

Baozun Inc.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	As of
	December 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	2,144,020	1,545,800	225,086
Restricted cash	101,704	50,443	7,345
Short-term investments	895,425	1,305,350	190,074
Accounts receivable, net	2,292,678	1,806,623	263,065
Inventories	942,997	1,134,764	165,234
Advances to suppliers	372,612	235,463	34,286
Prepayments and other current assets	554,415	626,733	91,259
Amounts due from related parties	93,270	104,839	15,266
Total current assets	7,397,121	6,810,015	991,615

Non-current assets
Investments in equity investees	269,693	323,215	47,064
Property and equipment, net	694,446	826,890	120,405
Intangible assets, net	310,724	300,725	43,789
Land use right, net	39,490	39,233	5,713
Operating lease right-of-use assets	847,047	1,081,374	157,460
Goodwill	336,326	336,326	48,973
Other non-current assets	65,114	64,965	9,460
Deferred tax assets	162,509	163,285	23,776
Total non-current assets	2,725,349	3,136,013	456,640

Total assets	10,122,470	9,946,028	1,448,255

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term loan	1,016,071	1,264,286	184,094
Accounts payable	474,732	444,406	64,711
Notes payable	487,837	-	-
Income tax payables	46,828	20,223	2,945
Accrued expenses and other current liabilities	1,025,540	949,287	138,226
Derivative liabilities	364,758	364,758	53,113
Amounts due to related parties	30,434	23,098	3,363
Current operating lease liabilities	235,445	304,039	44,272
Total current liabilities	3,681,645	3,370,097	490,724

Non-current liabilities
Deferred tax liabilities	28,082	26,476	3,855
Long-term operating lease liabilities	673,955	855,162	124,521
Other non-current liabilities	62,450	85,675	12,475
Total non-current liabilities	764,487	967,313	140,851

Total liabilities	4,446,132	4,337,410	631,575

Baozun Inc.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except for share and per share data)
	As of
	December 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	US$
Redeemable non-controlling interests	1,438,082	1,442,977	210,114

Baozun Inc. shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 163,100,873 and 164,641,217 shares issued and outstanding as of December 31, 2022 and March 31, 2023, respectively)	116	93	14
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2022 and March 31, 2023, respectively)	8	8	1
Additional paid-in capital	5,129,103	4,313,064	628,031
Treasury shares	(832,578)	-	-
Accumulated deficit	(228,165)	(311,712)	(45,388)
Accumulated other comprehensive income	15,678	7,881	1,148

Total Baozun Inc. shareholders' equity	4,084,162	4,009,334	583,806

Non-controlling interests	154,094	156,307	22,760

Total equity	4,238,256	4,165,641	606,566

Total liabilities, redeemable non-controlling interests and equity	10,122,470	9,946,028	1,448,255

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data and per ADS data)

	For the three months ended March 31,
	2022	2023
	RMB	RMB	US$
Net revenues
Product sales	680,840	666,069	96,988
Services	1,303,318	1,221,727	177,897
Total net revenues	1,984,158	1,887,796	274,885

Operating expenses (1)
Cost of products	(595,674)	(505,087)	(73,546)
Fulfillment(2)	(629,385)	(567,629)	(82,653)
Sales and marketing (2)	(615,905)	(592,687)	(86,302)
Technology and content(2)	(105,281)	(114,891)	(16,729)
General and administrative(2)	(90,574)	(163,227)	(23,768)
Other operating income, net	11,491	15,096	2,198
Total operating expenses	(2,025,328)	(1,928,425)	(280,800)
Loss from operations	(41,170)	(40,629)	(5,915)
Other income (expenses)
Interest income	8,923	17,853	2,600
Interest expense	(19,740)	(10,955)	(1,595)
Unrealized investment loss	(81,988)	(42,569)	(6,199)
Gain on repurchase of 1.625% convertible senior notes due 2024	7,907	-	-
Exchange gain (loss)	4,015	(1,345)	(196)
Loss before income tax	(122,053)	(77,645)	(11,305)
Income tax expense (3)	(2,962)	(1,755)	(256)
Share of (loss) income in equity method investment, net of tax of nil	(539)	224	33
Net loss	(125,554)	(79,176)	(11,528)
Net loss attributable to noncontrolling interests	3,058	523	76
Net loss (income) attributable to redeemable noncontrolling interests	92	(4,894)	(713)
Net loss attributable to ordinary shareholders of Baozun Inc.	(122,404)	(83,547)	(12,165)

Net loss per share attributable to ordinary shareholders of Baozun Inc.:
Basic	(0.62)	(0.47)	(0.07)
Diluted	(0.62)	(0.47)	(0.07)
Net loss per ADS attributable to ordinary shareholders of Baozun Inc.:
Basic	(1.87)	(1.42)	(0.21)
Diluted	(1.87)	(1.42)	(0.21)
Weighted average shares used in calculating net loss per ordinary share
Basic	196,148,438	176,786,718	176,786,718
Diluted	196,148,438	176,786,718	176,786,718

Net loss	(125,554)	(79,176)	(11,528)
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	(6,003)	(7,797)	(1,135)
Comprehensive loss	(131,557)	(86,973)	(12,663)

(1)	Share-based compensation expenses are allocated in operating expenses items as follows:

	For the three months ended March 31,
	2022	2023
	RMB	RMB	US$

Fulfillment	3,126	1,011	147
Sales and marketing	14,992	7,866	1,145
Technology and content	5,580	1,543	225
General and administrative	11,342	9,683	1,410
	35,040	20,103	2,927

(2) Including amortization of intangible assets resulting from business acquisition, which amounted to RMB10.8 million and RMB8.1 million for the three months period ended March 31, 2022 and 2023, respectively.

(3) Including income tax benefits of RMB2.2 million and RMB1.6 million related to the reversal of deferred tax liabilities, which was recognized on business acquisition for the three months period ended March 31, 2022 and 2023, respectively.

Baozun Inc.

Reconciliations of GAAP and Non-GAAP Results

(in thousands, except for share and per ADS data)

	For the three months ended March 31,
	2022	2023
	RMB	RMB	US$

Loss from operations	(41,170)	(40,629)	(5,915)
Add: Share-based compensation expenses	35,040	20,103	2,927
Amortization of intangible assets resulting from business acquisition	10,790	8,142	1,186
Acquisition-related expenses	-	2,709	394
Non-GAAP income(loss) from operations	4,660	(9,675)	(1,408)

Net loss	(125,554)	(79,176)	(11,528)
Add: Share-based compensation expenses	35,040	20,103	2,927
Amortization of intangible assets resulting from business acquisition	10,790	8,142	1,186
Acquisition-related expenses	-	2,709	394
Unrealized investment loss	81,988	42,569	6,199
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(2,201)	(1,565)	(228)
Non-GAAP net income(loss)	63	(7,218)	(1,050)

Net loss attributable to ordinary shareholders of Baozun Inc.	(122,404)	(83,547)	(12,165)
Add: Share-based compensation expenses	35,040	20,103	2,927
Amortization of intangible assets resulting from business acquisition	8,200	6,233	908
Acquisition-related expenses	-	2,709	394
Unrealized investment loss	81,988	42,569	6,199
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(1,662)	(1,188)	(173)
Non-GAAP net income(loss) attributable to ordinary shareholders of Baozun Inc.	1,162	(13,121)	(1,910)

Non-GAAP net income(loss) attributable to ordinary shareholders of Baozun Inc. per ADS:
Basic	0.02	(0.22)	(0.03)
Diluted	0.02	(0.22)	(0.03)
Weighted average shares used in calculating net income (loss) per ordinary share
Basic	196,148,438	176,786,718	176,786,718
Diluted	198,201,255	176,786,718	176,786,718